SANSAL WELLNESS HOLDINGS, INC.

1512 E. LAS OLAS BLVD., SUITE 300

FORT LAUDERDALE, FL 33301

December 11, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 “F” Street, N.E.

Washington, D.C. 20549-3629

Attention:	Mr. John Stickel

Ms. Laura Nicholson

Mr. Patrick Kuhn

Ms. Claire Erlanger

Re:	SanSal Wellness Holdings, Inc. (the “Company”)

Registration Statement on Form S-1

Filed November 1, 2018

File No. 333-228109

Ladies and Gentlemen:

In response to the Staff’s letter of November 28, 2018, the Company hereby files Amendment No.1 to the Registration Statement.

The following sets forth the Company’s response to the comments set forth in the Staff’s letter. For your convenience, the response to each comment follows the comment itself.

Form S-1 filed November 1, 2018

Selling Shareholders, page 17

Comment:

1.	We note that the total number of shares to be registered for each selling shareholder as reflected in the table on page 18 is not consistent with the total number of shares to be registered as reflected on the prospectus cover page. Please revise the table to include all shares being offered by selling shareholders.

Response:

The selling shareholders table has been revised so that the number of shares offered by the selling shareholders is consistent with the total number of shares registered in the registration statement.

Business, page 21

Comment:

2.	Please discuss your dependence on one or a few major customers. See Item 101(h)(4)(vi) of Regulation S-K. For example, we note your risk factor on page 10 and the statement in the notes to your financial statements that one customer in 2017 accounted for 72% of total sales. We also note your disclosure on page 31 that the majority of sales come two customers.

Response:

In response to the Staff’s comment, the applicable risk factor and business disclosure has been revised and expanded to more fully detail the dependence on and risks related to a few major customers historically accounting for a significant portion of sales.

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Certain Relationships and Related Party Transactions, page 43

Comment:

3.	Please revise to identify the shareholders that advanced funds to you and file related agreements as exhibits to the registration statement or tell us why the information is not required. Refer to Item 404(d) and Item 601(b) of Regulation S-K.

Response:

The disclosure in the sections of the prospectus entitled “Certain Relationships and Related Party Transactions” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” has been revised to comply with Item 404(d) of Regulation S-K in that the only related party who has made loans in Erduis Sanabria, the Company’s Executive Vice President, a director and a principal shareholder and otherwise explaining the relationship between the Company and the other lenders. We further hereby advise the Staff that there is no documentation evidencing the loans from Mr. Sanabria to be filed pursuant to Item 601(b) of Regulation S-K.

Comment:

4.	Please provide a description of all related party transactions which qualify for disclosure under Item 404(d) of Regulation S-K. For example, we note from your disclosure on page F-21 that the company paid a related party $59,260 during the year ended December 31, 2017 for legal services, and as of such date had related party legal accruals for $92,220.

Response:

The disclosure in the section of the prospectus entitled “Certain Relationships and Related Party Transactions” has been expanded to disclose payments and accruals of legal fees by the Company to a law firm of which the Company’s Chief Executive Officer is a principal. We further advise the Staff that there are no other related party transactions which require disclosure pursuant to Item 404(d) of Regulation S-K.

Consolidated Financial StatementsF-1, page F-1

Comment:

5.       Please consider the age of financial statements in any subsequent amended filing pursuant to Rule 8-08 of Regulation S-X. In addition, provide a currently dated consent from the independent registered public accountant in any amendment of this filing.

Response:

Updated financial statements and financial information, as well as a currently dated consent from our independent registered public accountant, has been included in the filing.

If you have any further questions or comments, kindly contact the undersigned at (954) 722-1300 or our counsel, Dale S. Bergman, Esq. of Gutiérrez Bergman Boulris, PLLC, (305) 358-5100, extension 103.

Very truly yours,

SANSAL WELLNESS HOLDINGS, INC.

By:	/s/ Alexander M. Salgado
Alexander M. Salgado, Chief Executive Officer

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